UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934



                              AEL Industries, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                                      and
                              Class B Common Stock
                         (Title of Class of Securities)


                                   001030105
                                   001030204
                                 (CUSIP Number)

                                        Copy to:
Leon Riebman                            Jonathan K. Hergert, Esq.
AEL Industries, Inc.                    Eckert Seamans Cherin & Mellott
305 Richardson Road                     1700 Market Street, Suite 3232
Lansdale, Pennsylvania  19446-1485      Philadelphia, Pennsylvania 19103
(215) 822-2929                          (215) 575-6000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 28, 1995
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. / /


Check the following box if a fee is being paid with this statement./ /

                                  SCHEDULE 13D


CUSIP No. 001030105

1.   Name of Reporting Person:  Leon Riebman
     I.R.S. Identification No.:

2.   Check the Appropriate Box if a Member of a Group  (a)  / /
                                                       (b)  /x/

3.   SEC Use Only

4.   Source of Funds:  OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)           / /

6.   Citizenship or Place of Organization:  United States

Number of Shares     7.  Sole Voting Power:            -0-
of Class A Common
Stock Beneficially   8.  Shared Voting Power:          18,146
Owned by Each
Reporting Person     9.  Sole Dispositive Power:       -0-
With
                    10.  Shared Dispositive Power:     199,093

11.  Aggregate Amount Beneficially Owned by Each       199,093
     Reporting Person:

12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares                           / /

13.  Percent of Class Represented by Amount in Row (11):    5.61%

14.  Type of Reporting Person:  IN

Note: The figures in row 8, row 10 and row 11 include 7,500 shares subject to options held by Leon Riebman which are exercisable within 60 days from the date of this Schedule 13D.

                                  SCHEDULE 13D


CUSIP No. 001030204

1.   Name of Reporting Person:  Leon Riebman
     I.R.S. Identification No.:

2.   Check the Appropriate Box if a Member of a Group  (a)  / /
                                                       (b)  /x/

3.   SEC Use Only

4.   Source of Funds:  OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)           / /

6.   Citizenship or Place of Organization:  United States

Number of Shares     7.  Sole Voting Power:            -0-
of Class B Common
Stock Beneficially   8.  Shared Voting Power:          241,262
Owned by Each
Reporting Person     9.  Sole Dispositive Power:       -0-
With
                    10.  Shared Dispositive Power:     241,262

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                 241,262

12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares                      / /

13.  Percent of Class Represented by Amount in Row (11):     55.50%

14.  Type of Reporting Person:  IN


                                  SCHEDULE 13D


CUSIP No. 001030105

1.   Name of Reporting Person:  Claire E. Riebman
     I.R.S. Identification No.:

2.   Check the Appropriate Box if a Member of a Group  (a)  / /
                                                       (b)  /x/

3.   SEC Use Only

4.   Source of Funds:  OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)           / /

6.   Citizenship or Place of Organization:  United States

Number of Shares     7.  Sole Voting Power:            -0-
of Class A Common
Stock Beneficially   8.  Shared Voting Power:          10,646
Owned by Each
Reporting Person     9.  Sole Dispositive Power:       -0-
With
                    10.  Shared Dispositive Power:     191,593

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                 191,593

12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares                      /x/

13.  Percent of Class Represented by Amount in Row (11):    5.41%

14.  Type of Reporting Person:  IN

Note: The figures in row 8, row 10 and row 11 do not include 7,500 shares subject to options held by Leon Riebman which are exercisable within 60 days from the date of this Schedule 13D.

                                  SCHEDULE 13D


CUSIP No. 001030204

1.   Name of Reporting Person:  Claire E. Riebman
     I.R.S. Identification No.:

2.   Check the Appropriate Box if a Member of a Group  (a)  / /
                                                       (b)  /x/

3.   SEC Use Only

4.   Source of Funds:  OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)           / /

6.   Citizenship or Place of Organization:  United States

Number of Shares     7.  Sole Voting Power:            -0-
of Class B Common
Stock Beneficially   8.  Shared Voting Power:          241,262
Owned by Each
Reporting Person     9.  Sole Dispositive Power:       -0-
With
                    10.  Shared Dispositive Power:     241,262

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                 241,262

12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares                      / /

13.  Percent of Class Represented by Amount in Row (11):    55.50%

14.  Type of Reporting Person:  IN


Item 1.   Security and Issuer.

     The title of the classes of equity securities to which this Schedule 13D relates are Class A common stock, par value $1.00 per share ("Class A Stock"), of AEL Industries, Inc. (the "Company") and Class B common stock, par value $1.00 per share ("Class B Stock"), of the Company. The address of the principal executive offices of the Company is 305 Richardson Road, Lansdale, Pennsylvania 19446-1485.

     On February 28, 1995, Leon Riebman and Claire E. Riebman, husband and wife (hereinafter sometimes collectively referred to as the "Reporting Persons"), as more particularly described in Item 4 below, (a) acquired 180,947 shares of Class A Stock from the Company and (b) transferred legal title to all shares of Class A Stock held by them, including the shares referred to in clause (a) of this Item 1, and all shares of Class B Stock held by them to the "Voting Trustees" (as defined in Item 4 below) to be maintained by the Voting Trustees in the "Class A Voting Trust" and the "Class B Voting Trust," respectively. As a result of the aforementioned transfer by the Reporting Persons, the Voting Trustees hold legal title to, and certain voting rights with respect to, (i) 10,646 shares of Class A Stock previously held by the Reporting Persons (the "Existing Class A Shares"), (ii) the 180,947 shares of Class A Stock which the Reporting Persons acquired from the Company (the "Contingent Shares") and (iii) 241,262 shares of Class B Stock previously held by the Reporting Persons (the "Class B Shares"), all as more particularly described in Item 4 below.

Item 2.   Identity and Background.

     (a)  Name:     Leon Riebman
                    Claire E. Riebman

     (b)  Business Address:   AEL Industries, Inc.
                              305 Richardson Avenue
                              Lansdale, PA  19446-1485

     (c)  Present Principal Occupation:

          Leon Riebman is a director and the President and Chief Executive Officer of the Company.
          Claire E. Riebman, wife of Leon Riebman, is a director of the Company and is not otherwise presently employed outside the home.

     (d)  Not Applicable.

     (e)  Not Applicable.

     (f)  The Reporting Persons are citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

     The consideration paid by the Reporting Persons for the Contingent Shares (180,947 shares of Class A Stock) was (a) their agreement to accept the same consideration and other terms in a "Qualifying Business Combination" as the other "Shareholders" (as such terms are defined in Item 4 below), (b) their entering into a "Voting Trust Agreement" (as defined in
Item 4 below) and (c) their transfer of all shares of Class A Stock and Class B Stock held by them to the Voting Trustees for a period of time expected to be sufficient to complete a Qualifying Business Combination, as more particularly described in Item 4 below.


Item 4.   Purpose of Transaction.

     On February 28, 1995, Leon Riebman and Claire E. Riebman, or, where indicated, Leon Riebman alone, entered into the following (collectively, the "Agreements"):

     1. Agreement (the "Agreement") dated as of February 28, 1995, by and among Leon Riebman and Claire E. Riebman and the Company, in the form filed herewith as Exhibit A;

     2. Voting Trust Agreement (the "Voting Trust Agreement") dated as of February 28, 1995 by and among the Company, Leon Riebman and Claire E. Riebman, and Francis J. Dunleavy, Frederick R. Einsidler, Conrad J. Fowler and Leeam Lowin, as voting trustees (collectively, the "Voting Trustees"), in the form filed herewith as Exhibit B;

     3. 1995 Agreement (the "1995 Agreement") dated as of February 28, 1995 by and between the Company and Leon Riebman, in the form filed herewith as Exhibit C; and

     4. Participation Rights Agreement (the "Participation Rights Agreement") dated as of February 28, 1995 by and between the Company and Leon Riebman, in the form filed herewith as Exhibit D.

The Agreements are summarized below, however, such summaries are qualified in their entirety by reference to Exhibits A through D filed herewith.

     The Agreement. As more particularly described in the Agreement, the Board of Directors of the Company (the "Board") had previously appointed a Long Range Planning Committee (the "LRPC") for the purpose of considering strategic alternatives for the Company in view of recent and significant developments and consolidations in the defense industry. The LRPC is comprised of Francis J. Dunleavy, Frederick R. Einsidler, Conrad J. Fowler and Leeam Lowin. After assessing certain factors more particularly described in the Agreement, the LRPC decided, because of its belief that it could thereby perform its duty to realize for the shareholders of the Company ("Shareholders") the best value reasonably available, to pursue the following course of action: (i) the negotiation of an arrangement with Leon Riebman and Claire E. Riebman whereby they would transfer their voting control of the Company to the Voting Trustees for a period of time expected to be sufficient to complete a "Qualifying Business Combination" (as defined in the Agreement), and (ii) the negotiation of an arrangement with Leon Riebman regarding his future relationship with the Company. The Agreement, the Voting Trust Agreement, the 1995 Agreement and the Participation Rights Agreement embody the results of these negotiations.

     In consideration for (a) the Reporting Person's agreement to accept the same consideration and other terms in a Qualifying Business Combination as the other Shareholders, (b) their entering into the Voting Trust Agreement and (c) their transfer of Class A Stock and Class B Stock to the Voting Trustees described below, the Company issued the Contingent Shares to the Reporting Persons (180,947 shares of Class A Stock, which represents .75 shares of Class A Stock for each share of Class B Stock beneficially owned by them immediately prior to such issuance). The Contingent Shares were issued subject to a condition subsequent, as more particularly described below.

     The Agreement is intended to enable the LRPC to negotiate a "Qualifying Business Combination" for inclusion in a "Proposal" to be submitted for "Shareholder Approval" (as such terms are defined in the Agreement). As used in the Agreement:

     (a) "Qualifying Business Combination" means a Business Combination not inconsistent in any material respect with the terms of the Agreement which has been recommended by the LRPC and pursuant to which an opinion acceptable to the LRPC is issued to the Company by a nationally recognized investment banking firm with respect to the fairness, from a financial point of view, to the Shareholders of the consideration offered to them under an agreement providing for such Business Combination ("Business Combination Agreement");

     (b) "Business Combination" means (i) a sale of all or substantially all of the assets of the Company in one transaction or a series of related transactions; (ii) the acquisition by a person or group of persons acting in concert of the beneficial ownership of more than eighty percent of the issued and outstanding Class A Stock and Class B Stock; (iii) a merger or consolidation of the Company with another entity; or (iv) any transaction having like effect;

     (c) "Proposal" means a single proposition submitted to the Shareholders consisting of (i) ratification of the Agreement, the Voting Trust Agreement, the 1995 Agreement and the Participation Rights Agreement and (ii) approval of the Business Combination Agreement; and

     (d) "Shareholder Approval" means the approval and adoption of the Proposal by the affirmative vote of a majority of votes cast respectively by (i) the holders of shares of Class A Stock and (ii) the holders of shares of Class B Stock, each voting as a class.

As provided in the Agreement, it is the intent of the LRPC that all holders of Class A Stock and Class B Stock will be offered the same consideration and other terms in a Qualifying Business Combination. The Reporting Persons have been advised that the LRPC has engaged an investment banking firm, an employee benefits consultant and independent legal counsel in connection with these matters.

     The Agreement has an initial term of nine months commencing February 28, 1995 (the "Initial Term") and can be extended, at the option of the Company, for up to two additional periods of three months each (the "First Renewal Term" and the "Second Renewal Term", respectively) upon payment by the Company to the Reporting Persons of $100,000 for the First Renewal Term and $300,000 for the Second Renewal Term. These payments will be credited against, and reduce to that extent, the amounts payable to Leon Riebman for consulting services pursuant to the 1995 Agreement, as more particularly described below. In addition, if the Company has entered into a Business Combination Agreement which contemplates a Qualifying Business Combination at any time during the Initial Term, the First Renewal Term or the Second Renewal Term, but Shareholder Approval of the Proposal has not yet been obtained, the Initial Term, the First Renewal Term or the Second Renewal Term, as the case may be, will be automatically extended, if it would have otherwise expired, until the earlier of (i) the consummation of such Qualifying Business Combination ("Closing") or (ii) the termination of such Business Combination Agreement pursuant to its terms. However, if such termination occurs in connection with a recommendation by the LRPC, in the exercise of its fiduciary duty, of an alternative agreement which contemplates a Qualifying Business Combination, the alternative agreement, if entered into by the Company during the Initial Term, the First Renewal Term or the Second Renewal Term and provided that the payments by the Company described in the first sentence of this paragraph have been made in a timely manner, will replace the terminated Business Combination Agreement for purposes of the aforementioned automatic extension.

     The Agreement may be terminated at the option of the Reporting Persons if (i) the Voting Trustees materially breach the Voting Trust Agreement or
(ii) the Company materially breaches the Agreement or the 1995 Agreement. The Agreement may be terminated at the option of the Company if (i) the Reporting Persons materially breach the Voting Trust Agreement or (ii) the Reporting Persons materially breach the Agreement or Leon Riebman materially breaches the 1995 Agreement.

     Unless the Agreement has previously expired or terminated, it will terminate upon the earlier to occur of the following events: (i) immediately prior to the Closing under a Qualifying Business Combination which has been included in a Proposal as to which Shareholder Approval has been obtained, (ii) immediately following the conclusion of a meeting of shareholders of the Company at which Shareholder Approval of such Proposal has been sought but not obtained, or (iii) November 28, 1996.

     The Company has agreed to make a payment to Leon Riebman in the amount of $500,000 if (i) a Closing occurs under a Qualifying Business Combination included within a Proposal as to which Shareholder Approval has been obtained, and (ii) Leon Riebman's employment with the Company terminates thereafter for any reason, voluntarily or involuntarily.

     As provided in the Agreement, the LRPC will use all reasonable efforts to arrange for a Qualifying Business Combination but has no obligation to do so unless it deems the terms thereof to be in the best interests of the Company and the Shareholders. Except as otherwise provided in the Agreement, a Closing of a Qualifying Business Combination may not occur sooner than six months after the date of the Agreement.

     As more particularly described in the Agreement, the Company has agreed not to issue, or authorize the issuance of, any additional shares of Class B Stock or to change, or authorize the change of, the voting rights relating to the Company's capital stock.

     The Company has agreed to reimburse the Reporting Persons for the reasonable fees and disbursements (not to exceed $75,000) of their counsel incurred in connection with the negotiation of the Agreement. In addition, as more particularly described in the Agreement, the Company has agreed to pay the reasonable counsel fees and disbursements incurred by the Reporting Persons as parties to the Agreement, the members of the LRPC, the Voting Trustees, any director or officer of the Company, or any of them, in the defense of any pending or threatened action, suit or proceeding, whether by or in the right of the Company or otherwise, involving the Agreement or any Exhibit thereto, subject to the Company's receipt of an undertaking by such person or persons to repay the amount so advanced if it is ultimately determined by a court that such payment was not proper in the circumstances.

     Mr. Dunleavy, Mr. Einsidler and Mr. Lowin each has agreed to vote all shares of the Class A Stock and the Class B Stock over which he has voting power in favor of a Qualifying Business Combination included within a Proposal submitted for Shareholder Approval and for which the Voting Trustees are voting the Existing Class A Shares and the Class B Shares. The form of agreement referred to above is filed herewith as Exhibit E.

     In connection with the execution and delivery of the Agreement and the Voting Trust Agreement, the Company's bylaws were amended so as to effectuate the purposes of the Agreement and the Voting Trust Agreement. The form of bylaw amendment is filed herewith as Exhibit F.

     The Voting Trust Agreement. Pursuant to the Voting Trust Agreement, the Reporting Persons transferred to the Voting Trustees (i) the Existing Class A Shares (10,646 shares of Class A Stock), (ii) the Contingent Shares (180,947 shares of Class A Stock) and (iii) the Class B Shares (241,262 shares of Class B Stock) in exchange for Voting Trust Certificates representing the shares of Class A Stock and Class B Stock so transferred. The shares of Class A Stock so transferred to the Voting Trustees are held in the "Class A Voting Trust" and the shares of Class B Stock so transferred to the Voting Trustees are held in the "Class B Voting Trust." The Contingent Shares were issued subject to a condition subsequent, as more particularly described below.

     The sole purpose of the Voting Trust Agreement is to enable the Voting Trustees (i) to vote the Existing Class A Shares and the Class B Shares in favor of a Qualifying Business Combination included in a Proposal for Shareholder Approval and (ii) to vote for the election of directors of the Company, all in accordance with the terms and provisions of the Voting Trust Agreement.

     In the election of directors of the Company, the Voting Trustees (a) are required to vote for the election of two persons nominated by Leon Riebman or his personal representatives, (b) are required to vote for the reelection of incumbent directors of the Company unless one or more of them determines not to seek reelection, resigns or dies, (c) are required to consult with the Reporting Persons prior to voting for the election of any other person as a director of the Company, and (d) are required to assure that at all times a majority of the directors of the Company are "Independent Directors" (as such term is defined in the Voting Trust Agreement). In connection with a Proposal, the Voting Trustees are required to vote the Contingent Shares in the same proportion as the votes cast with respect to the Proposal by the other holders of shares of Class A Stock. With respect to any action of shareholders of the Company other than in connection with the election of directors or a Qualifying Business Combination included in a Proposal for Shareholder Approval, the Voting Trustees are required to vote the Existing Class A Shares and the Class B Shares as directed in writing by the Reporting Persons.

     During the term of the Voting Trust Agreement, without the prior written consent of the Company and the Voting Trustees, the Reporting Persons are not permitted to transfer any interest in Class A Stock or Class B Stock owned by them or any beneficial interests evidenced by Voting Trust Certificates, except that (a) the executors of the estate of either of the Reporting Persons may succeed to such interests and will be bound by the Voting Trust Agreement, and (b) the Reporting Persons may make donative transfers of such interests to and among themselves or to their issue so long as the donees agree to be bound by the Voting Trust Agreement. During the term of the Voting Trust Agreement, the Reporting Persons have agreed not to acquire any additional shares of Class A Stock or Class B Stock except in connection with (i) the exercise of options existing on February 28, 1995 or (ii) beneficial ownership of shares of Class A Stock or Class B Stock issued in connection with stock dividends or stock distributions.
Any such newly acquired shares are to be delivered to the Voting Trustees to be held in the "Class A Voting Trust" or the "Class B Voting Trust," as the case may be.

     The term of the Voting Trust Agreement is coextensive with the term of the Agreement. Upon termination of the Voting Trust Agreement the certificates representing the Existing Class A Shares and the Class B Shares will be returned to the holder(s) of the Voting Trust Certificates representing those shares. Upon the earliest to occur of the following events, certificates representing the Contingent Shares, together with any cash dividends or stock distributions received on the Contingent Shares, will be delivered by the Voting Trustees to the following person or persons:

     (a) Immediately prior to the Closing under a Qualifying Business Combination included in a Proposal as to which Shareholder Approval has been obtained in which event such delivery will be made to the holder(s) of the Voting Trust Certificates representing the Contingent Shares in proportion to their respective holdings;

     (b) The expiration or termination of the Agreement for any reason other than as contemplated by clause (a) above in which event such delivery will be made to the Company which will thereupon cancel the Contingent Shares without payment of any consideration therefor;

     (c) The receipt by the Voting Trustees of joint written instructions from the Reporting Persons and the Company in which event such delivery will be made to the person or persons designated in such instruction; or

     (d) Receipt by the Voting Trustees of a certified copy of a final non-appealable order of a court of competent jurisdiction providing for the disposition of the Contingent Shares, in which event such delivery will be made to the person or persons designated in such order.

     The 1995 Agreement. Pursuant to the 1995 Agreement, Leon Riebman has agreed (a) that he will not voluntarily retire from active employment with the Company prior to the expiration or termination of the Agreement and (b) that he will provide consulting services to the Company for a period of three years (up to 130 days per year) commencing with the date on which he voluntarily retires from active employment with the Company (the "Consulting Commencement Date"). In addition, the 1995 Agreement contains a supplementary provision which improves the Company's rights with respect to the protection of proprietary information, intellectual property and restrictions on competition.

     In consideration for his provision of consulting services to the Company, Leon Riebman will be entitled to specified fringe benefits and will receive $675,000 payable as follows: (a) $300,000 on the Consulting Commencement Date, (b) $225,000 on the first anniversary of the Consulting Commencement Date, and (c) $150,000 on the second anniversary of the Consulting Commencement Date. Payment of any of the aforementioned amounts is conditioned upon certificates representing the Contingent Shares being delivered to the holders of the Voting Trust Certificates representing the Contingent Shares. Further, the Company will have no obligation to make a particular payment if, on the date that such payment is due, Leon Riebman is not available to provide consulting services for the forthcoming year. In addition, any payments made by the Company pursuant to the Agreement for the First Renewal Term and the Second Renewal Term will be credited against, and reduce to that extent, such payments. If the Agreement expires or terminates for a reason other than the Closing of a Qualifying Business Combination included within a Proposal as to which Shareholder Approval has been obtained, the 1995 Agreement will terminate and be of no further force and effect.

     Participation Rights Agreement. In consideration for agreeing to the supplement in the 1995 Agreement which improves the Company's rights with respect to the protection of proprietary information, intellectual property and restrictions on competition, the Company has granted to Leon Riebman the right to participate in the proceeds of a Qualifying Business Combination ("Participation Payment"). If the "Aggregate Consideration (as defined in the Participation Rights Agreement) in connection with a Qualifying Business Combination is equal to or greater than $60,000,000, the Participation Payment will be an amount equal to $1,900,000. If the Aggregate Consideration in connection with a Qualifying Business Combination is less than $60,000,000, the Participation Payment will be an amount equal to the product of (a) $1,900,000, multiplied by a fraction, the numerator of which is the amount of such Aggregate Consideration and the denominator of which is $60,000,000. The Company's obligation to make the Participation Payment is conditioned on the delivery of certificates representing the Contingent Shares to the holder(s) of the Voting Trust Certificate(s) representing the Contingent Shares.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors (except that Claire Riebman may resign from the Board) or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure; (vii) any change in the Company's articles of incorporation, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer.

     Subsequent to the filing by the Reporting Persons of Schedule 13D dated April 22, 1985, and prior to the transactions reported in this
Schedule 13D, (a) there was a 3 for 2 stock split on issued and outstanding shares of Class A Stock and Class B Stock and (b) all shares of Class A Stock and Class B Stock held by the Reporting Persons were placed in their names as joint tenants with right of survivorship or as tenants by the entireties. This resulted in the following beneficial ownership of Class B Stock by the Reporting Persons immediately prior to the transactions reported in this Schedule 13D:

     (a)  Amount Beneficially Owned:

          Leon Riebman:       241,262
          Claire Riebman:     241,262

     (b)  Percent of Class:  (as of February 28, 1995)

          Leon Riebman:       55.50%
          Claire Riebman:     55.50%

     (c)  Number of shares as to which such person has:

          (i) sole power to vote or direct the vote

           Leon Riebman        -0-
           Claire Riebman      -0-

           (ii)    shared power to vote or direct the vote

           Leon Riebman        241,262
           Claire Riebman      241,262

           (iii)   sole power to dispose of or direct the disposition of

           Leon Riebman        -0-
           Claire Riebman      -0-

           (iv)    shared power to dispose or direct the disposition of

           Leon Riebman        241,262
           Claire Riebman      241,262

    As a result of the transactions reported in this Schedule 13D, the beneficial ownership of Class A Stock and Class B Stock by the Reporting Persons is as follows:

    (a)    Amount Beneficially Owned:

                     Class A Stock           Class B Stock

    Leon Riebman     199,093                 241,262
    Claire Riebman   191,593                 241,262

    (b)    Percent of Class:  (as of February 28, 1995)

                     Class A Stock           Class B Stock

    Leon Riebman     5.61%                   55.50%
    Claire Riebman   5.41%                   55.50%

    (c)    Number of Shares as to which such person has

           (i)     sole power to vote or direct the vote

                     Class A Stock           Class B Stock

    Leon Riebman      -0-                         -0-
    Claire Riebman    -0-                         -0-

           (ii)    shared power to vote or direct the vote

                     Class A Stock           Class B Stock


    Leon Riebman     18,146                  241,262
    Claire Riebman   10,646                  241,262

           (iii)   sole power to dispose or to direct the disposition of

                     Class A Stock           Class B Stock

    Leon Riebman      -0-                    -0-
    Claire Riebman    -0-                    -0-

           (iv)    shared power to dispose or to direct disposition of

                     Class A Stock           Class B Stock

    Leon Riebman     199,093                 241,262
    Claire Riebman   191,593                 241,262

The above figures for Claire E. Riebman do not include 7,500 shares of Class A Stock subject to options held by Leon Riebman which are exercisable within 60 days from the date of this Schedule 13D as to which Claire E. Riebman disclaims beneficial ownership. Because the Voting Trustees have the right to vote the Existing Class A Shares and the Class B Shares in the manner more particularly described in Item 4 above and are required to vote the Contingent Shares in the manner more particularly described in Item 4 above, the Reporting Persons believe that they have shared voting power with respect to the Existing Class A Shares and the Class B Shares, but no voting power with respect to the Contingent Shares. Because the Reporting Persons have agreed, except under limited circumstances, not to transfer any interest in Class A Stock or Class B Stock owned by them or any beneficial interest evidenced by Voting Trust Certificates without the prior written consent of the Company and the Voting Trustees, as more particularly described in Item 4 above, the Reporting Persons believe that they have shared dispositive power with respect to the Existing Class A Shares, the Contingent Shares and the Class B Shares.

    Cash dividends on the Existing Class A Shares and the Class B Shares are to be distributed to the holders of the Voting Trust Certificates representing the Existing Class A Shares and Class B Shares. Cash dividends on the Contingent Shares are to be received by the Voting Trustees and distributed in the same manner as the delivery of certificates representing the Contingent Shares, as more particularly described in Item 4 above. Stock distributions on the Existing Class A Shares and the Class B Shares are to be received by the Voting Trustees and held by them under the Voting Trust Agreement. Stock distributions on the Contingent Shares are to be received by the Voting Trustees and distributed in the same manner as the delivery of certificates representing the Contingent Shares, as more particularly described in Item 4 above.

    The percentage calculations set forth in this Item 5 are based upon
(a) 3,539,158 shares of issued and outstanding Class A Stock as to Claire
E. Riebman (3,358,211 shares as of February 28, 1995, plus an additional 180,947 shares representing the Contingent Shares), and 3,546,658 shares of issued and outstanding Class A Stock as to Leon Riebman (3,358,211 shares as of February 28, 1995, plus an additional 180,947 shares of Class A Stock representing the Contingent Shares, plus an additional 7,500 shares of Class A Stock subject to options held by Leon Riebman which are exercisable within 60 days from the date of this Schedule 13D); and (b) 434,717 shares of issued and outstanding Class B Stock as of February 28, 1995. The numbers of issued and outstanding shares of Class A Stock and Class B Stock as of February 28, 1995 are based on information from the Company. The Reporting Persons disclaim any responsibility for the accuracy of this information and the accuracy of the resulting percentage calculations.

    The Existing Class A Shares include 2,500 shares acquired on January 11, 1995 pursuant to the exercise by Leon Riebman of stock options.

    Except as described in Item 4 and this Item 5, (a) none of the Reporting Persons is the beneficial owner of any Class A Stock or Class B Stock, and (b) no transactions in Class A Stock or Class B Stock were effected during the past 60 days by any of the Reporting Persons.

    The Reporting Persons and the Voting Trustees may be deemed to be a group under Rule 13d-5(b) promulgated under the Exchange Act such that shares of Class A Stock and Class B Stock beneficially owned by the Voting Trustees, or any of them, may be deemed to be beneficially owned by the Reporting Persons (other than the shares of Class A Stock and Class B Stock reported herein). The Reporting Persons do not beneficially own (nor are they deemed to beneficially own) any shares of Class A Stock or Class B Stock other than those reported herein. The Reporting Persons expressly disclaim beneficial ownership of any shares of Class A Stock or Class B Stock other than those reported herein and the filing of this Schedule 13D shall not be construed as an admission that they, or either of them, are beneficial owners of such other shares.

    The information provided herein with respect to shares of Class A
Stock is provided for informational purposes only, and the furnishing of such information is subject to the position that such shares are not required to be reported on Schedule 13D inasmuch as the Class A Stock is not a class of "voting securities" as defined in Rule 12b-2 promulgated under the Exchange Act and thus is not a class of "equity securities" within the meaning of Rule 13d-1(d) promulgated under the Exchange Act. Furthermore, because the Reporting Persons have agreed, except under limited circumstances, not to transfer any interest in Class A Stock or Class B Stock owned by them or any beneficial interest evidenced by Voting Trust Certificates without the prior written consent of the Company and the Voting Trustees, as more particularly described in Item 4 above, the amounts and percentages set forth in this Item 5 do not include the number of shares of Class A Stock into which shares of Class B Stock are convertible.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           See Item 4 and Item 5.

Item 7.  Material to be Filed as Exhibits.

A. Agreement dated as of February 28, 1995 by and among AEL Industries, Inc. and Dr. Leon Riebman and Claire E. Riebman.

B. Voting Trust Agreement dated as of February 28, 1995 by and among AEL Industries, Inc., Dr. Leon Riebman and Claire E. Riebman and Francis
    J. Dunleavy, Frederick R. Einsidler, Conrad J. Fowler and Leeam Lowin.

C. 1995 Agreement dated as of February 28, 1995 by and between AEL Industries, Inc. and Dr. Leon Riebman.

D. Participation Rights Agreement dated as of February 28, 1995 by and between AEL Industries, Inc. and Dr. Leon Riebman.

E. Letter Agreements of Francis J. Dunleavy, Frederick R. Einsidler and Leeam Lowin dated February 28, 1995.

F.  Bylaw Amendments.

G.  Agreement pursuant to Rule 13d-1(f)(1)(iii).

Signatures.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







March  8 , 1995                              /s/Leon Riebman
         Date                                Leon Riebman



March  8 , 1995                              /s/Claire E. Riebman
         Date                                Claire E. Riebman













                                 Exhibit Index



Description of Exhibit

A.  Agreement dated as of February 28, 1995
    by and among AEL Industries, Inc. and
    Dr. Leon Riebman and Claire E. Riebman.

B.  Voting Trust Agreement dated as
    of February 28, 1995 by and among AEL
    Industries, Inc., Dr. Leon Riebman and
    Claire E. Riebman and Francis J. Dunleavy,
    Frederick R. Einsidler, Conrad J. Fowler and Leeam Lowin.

C. 1995 Agreement dated as of February 28, 1995 by and between AEL Industries, Inc. and Dr. Leon Riebman.

D.  Participation Rights Agreement dated as of
    February 28, 1995 by and between AEL
    Industries, Inc. and Dr. Leon Riebman.

E.  Letter Agreements of Francis J. Dunleavy, Frederick
    R. Einsidler and Leeam Lowin dated February 28, 1995.

F.  Bylaw Amendments.

G.  Agreement pursuant to Rule 13d-1(f)(1)(iii).